UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39922

ONE EQUITY PARTNERS OPEN WATER I CORP.

(Exact name of registrant as specified in its charter)

c/o OEP Water I Holdings LLC 510 Madison Avenue, 19th Floor New York, New York 10022 (212) 277-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant
Class A Common Stock, par value $0.0001 per share

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, One Equity Partners Open Water I Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 20, 2022	By:	/s/ R. Todd Bradley
		Name:	R. Todd Bradley
		Title:	Chief Executive Officer